

July 31, 2015

Narbeh Derhacobian
President and Chief Executive Officer
Adesto Technologies Corporation
1250 Borregas Avenue
Sunnyvale, CA 94089

>   **Re: Adesto Technologies Corporation**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted July 21, 2015**
>   **CIK No. 0001395848**

Dear Mr. Derhacobian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 38

1.   Your revised disclosure in response to prior comment 5 appears to address only how the percentage of shares owned would change as a result of the exercise of outstanding options and warrants, but not how the total consideration paid would change. Please revise to clarify how the total consideration paid would change.

Business, page 63

2.   Please disclose the number of "large multinational companies" referenced in your response to prior comment 14.

Note 2. Balance Sheet Components, page F-14

Inventories, page F-15

3.   We note response to our prior comment 6. We also see the significant fluctuations in your inventory write-downs during the periods presented. Please revise to more specifically discuss the underlying reasons for the reserves and explain the significant fluctuations between periods. Please also provide a further discussion of the reason for the significant write-downs of your CBRAM technology similar to your response and clarify the impact you expect that this will have on future operations.

4.   In this regard, we note that your disclosure indicates that inventory write-offs for the three month period ended March 31, 2014 totaled $1.8 million, yet write-offs for the twelve months ended December 31, 2014 totaled only $.8 million. Please provide us a roll forward of your inventory reserves for the year ended December 31, 2014 to clarify the changes during fiscal 2014.

Exhibits

5.   Consistent with your response to prior comment 19, please file the referenced agreement with Altis Semiconductor and revise your exhibit index accordingly.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                                        Sincerely,

                                                        /s/ Mary Beth Breslin for

                                                        Amanda Ravitz
                                                        Assistant Director

Cc: Mark A. Leahy, Esq.
        William L. Hughes, Esq.